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                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                Washington. D.C. 20549


                                   FORM 12b-25

                                    NOTIFICATION OF LATE FILING


(Check One)

[X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  December 31, 1997

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

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        Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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        If the Notification relates to a portion of the filing checked above,
identify the Item(s) to which the Notification relates:     N/A

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Commission File Number:   1-0096
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                                     PART I

                             Registrant Information
                             ----------------------


Full Name of Registrant:

                    STRIKER INDUSTRIES, INC.

Address of Principal Executive Office:

                     One Riverway, Suite 2450
                       Houston, Texas 77056


                                     PART II

                            Rules 12b-25 (b) and (c)
                            ------------------------

[X ] If the subject Report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed:

        (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense.

        (b) The subject Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of the Annual Report.

        (c) The accountant's statement or other exhibit required by Rule
12b-25 (c) is attached .         N/A


                                    PART III

                                    Narrative
                                    ---------

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period:

        All of the required information necessary to complete Form 10-K by March 31, 1998 was not available, and therefore Form 10-K will be filed within the fifteen day extension period.

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                                     PART IV

                                Other Information
                                -----------------

        (1) Name and telephone number of person to contact in regard to this
Notification:

                  Matthew D. Pond               713          622-4092
                  ---------------           ----------- ------------------
                      (Name)                (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period as the Registrant was required to file such report(s) been filed? If the answer is No, identify report(s). [X ] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject Report or part thereof? [X ] Yes [ ] No

              For the year ended December 31, 1997, sales decreased significantly (the decrease in sales is estimated to be approximately $5,700,000) due to the suspension of operations and casualty losses at the Registrant's Mills at Stephens, Arkansas and Thorold, Ontario Province, Canada, as more fully reported in Notes 5 and 6 of the Registrant's Quarterly Report on Form 10-Q filed with the Commission for the quarter ended September 30, 1997, which conditions and situation continued without substantial change throughout the quarter ended December 31, 1997. The operating loss, significant general and administrative expenses and an increase in interest expense during the period has resulted in a net loss (estimated to be approximately $6,800,000) for the year ended December 31, 1997, as compared to a net loss of $6,429,489 for the year ended December 31, 1996. This will be fully explained in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 to be filed with the Commission on or before April 15, 1998.

         STRIKER INDUSTRIES, INC. has caused this Notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 24, 1998                       By:       /s/Paul B. Edmiston
                                                     -------------------
                                                     Paul B. Edmiston
                                                     Corporate Controller